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Securities and Exchange

JUN 19 2017

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Waller Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Rockefeller Plaza, Ste 2322
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. George (603) 380-5435
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

108 Robin Drive, Hamilton Square, NJ 08619
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waller Capital Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Kenneth George, CFO/FINop

EDWIN V. MELIN, Notary Public
My Commission Expires December 21, 2021



Notary Public

This report contains (check all applicable boxes):

- (x) (a) Facing page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Income (Loss).
- (x) (d) Statement of Cash Flows.
- (x) (e) Statement of Changes in Stockholders' Equity.
- ( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
- ( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- (x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
- (x) (l) An Oath or Affirmation.
- ( ) (m) A Copy of the SIPC Supplemental Report.
- (x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report
- (x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

Waller Capital Securities LLC

(A Limited Liability Company)

Annual Audited Report
Form X-17A-5, Part III
Year Ended December 31, 2016

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Waller Capital Securities LLC
(A Limited Liability Company)
Contents
December 31, 2016

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Member
Waller Capital Securities LLC

I have audited the accompanying statement of financial condition of Waller Capital Securities, LLC as of December 31, 2016, and the related statements of income, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Waller Capital Securities LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Waller Capital Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption) has been subjected to audit procedures performed in conjunction with the audit of Waller Capital Securities LLC financial statements. The supplemental information is the responsibility of Waller Capital Securities LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 24, 2017

Waller Capital Securities LLC

Statement of Financial Condition

December 31, 2016

ASSETS

Cash	$	60,027
Prepaid expenses		1,139
Total Assets	$	61,166

LIABILITIES and MEMBER EQUITY

Liabilities		
Accounts payable & accrued expenses	$	39,926
Total Liabilities		39,926
Member Equity		21,240
Total Liabilities & Member Equity	$	61,166

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC

Statement of Income

Year Ended December 31, 2016

Revenue		
Advisory income	$	350,000
Total Revenues		350,000
Expenses		
Professional fees		70,515
Regulatory fees and expenses		4,817
Rent		49,700
Salary		78,750
Other		10,327
Settlement		75,000
Taxes		9,825
Total Operating Expenses		298,934
Net Income	$	51,066

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC

Statement of Changes in Member Equity

Year Ended December 31, 2016

		Contributed Capital
Balance at January 1, 2016	$	55,624
Net income		51,066
Contributions by member		89,550
Distributions		(175,000)
Balance at December 31, 2016	$	21,240

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC
Statement of Cash Flows
Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	51,066
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Forgivness of debt by parent company		14,550
Decrease (Increase) in Assets		
Prepaid expenses		(564)
Increase (Decrease) in Liabilities		
Accounts payable		30,964
Net cash provided by operating activities		96,016
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Contributions by member		75,000
Distributions		(175,000)
Net cash used in operating activities		(100,000)
Net decrease in cash		(3,984)
Cash, Beginning of Year		64,011
Cash, End of Year	$	60,027
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	9,825
Cash paid for interest	$	-
Supplemental disclosure of non-cash financiang activity		
Contributions by member	$	14,550

The accompanying notes are an integral part of these financial statements.

Waller Capital Securities LLC
(A Limited Liability Company)
Notes to Financial Statements
December 31, 2016

1. Organization and Nature of Business

General

Waller Capital Securities, LLC (the Company) was organized on June 13. 2000 and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company was established to raise capital for customers, primarily in the media industry, through the private placement of equity and debt securities in the United States.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results, as determined at a later date. could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2016. Cash is held at one financial institution and is insured by the Federal Deposit Insurance Corporation.

Capital Contributions

The sole member, Waller Capital Partners (the "Parent"), intends to infuse sufficient working capital to meet any operational shortfalls and to continue compliance with minimum net capital requirements. During the year ended December 31, 2016 the sole member contributed $89,550 of additional capital, of which $75,000 was cash and $14,550 was non-cash contributions.

Revenue Recognition

The Company recognizes transaction fees at the time the transaction is completed and the income is readily determinable.

Income Taxes

As a limited liability company, the Company is not liabile foc federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities.

The Company is a disregarded entity and files as part of the Consolidated New York City Unincorporated Business tax return through its Parent.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that require a change.

As of December 31, 2016, the member has determined that the Company has no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company is no longer subject to U.S. Federal tax examinations for years before 2013.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2016.

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain of the greater of $5,0000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2016, the Company had net capital as defined of $20,101, which was $15,101 in excess of its required minimum net capital of $5,000. The Company had aggregate indebtedness of $39,925 and its ratio of aggregate indebtedness to net capital was 1.99 to 1.

4. Concentrations of Business and Credit Risk

The Company's revenues are related to advisory fees as discussed in Note 2 above.

At times throughout the year, the Company may maintain certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts through December 31, 2016. As of December 31, 2016 there were no cash balances held in any accounts that were not fully insured.

Two clients accounted for all the advisory fees earned in 2016.

5. Fair Value

Cash, receivables, accounts payable and accrued expenses and other short-term obligations (if any) are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(c)(2) the Company may not authorize dividends to its stockholder if such dividends cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2016 the Company was not in violation of this requirement.

A dispute with a former employee was settled for $100,000 in 2016. The Company was jointly liable for payment with its Parent company. The Company paid $75,000 on the settlement and $0 is due to the former employee as of December 31, 2016.

7. Related Party Transactions

The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003, and amended May 2012. During 2016, services amounting to $137,875 were provided under the expense sharing agreement and are included as rent, salary, and other in the accompanying statement of income. During 2016 the sole member contributed capital to the Company in the amount of $75,000 in addition to services provided under the expense sharing agreement.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 24, 2017 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of December 31, 2016

Waller Capital Securities LLC
Computation of Net Capital
Under Rule 15c 3-1 of the Securities and Exchange Commission
December 31, 2016

Schedule I

Computation of net capital

Total Members' Equity	$	21,240
Deductions and / or Charges:		
Non-allowable assets:		
Prepaid expenses		(1,139)
Total Non-allowable assets		(1,139)
Net capital before haircuts on securities positions (tentative net capital)		20,101
Haircuts on securities		-
Net capital	$	20,101
Computation of basic net capital requirements		
Minimum net capital based on aggregate indebtedness	$	2,659
Minimum dollar net capital requirement		5,000
Excess net capital	$	15,101
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital		14,101
Ratio of Aggregate Indebtedness to Net Capital	1.99 to 1	
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2016)		
Net Capital, as reported in Company's Part II unaudited Focus Report	$	20,101
Net Capital, per above		20,101
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2016.

Waller Capital Securities LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Year Ended December 31, 2016

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Waller Capital Securities, LLC, in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Waller Capital Securities LLC

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2016

"EXEMPT UNDER 15c3-3(k)(2)(i)

Pursuant to rule 15c 3-3 relating to possession or control requirements, Waller Capital Securities LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2016 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Waller Capital Securities LLC

I have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3 (Exemption), in which Waller Capital Securities LLC (the Company) (1) identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Waller Capital Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent reporting period January 1, 2016 through December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 24, 2017

Waller Capital Securities LLC
Exemption Report
December 31, 2016

Waller Capital Securities has claimed exemption from SEC Rule 240.15c3-3 under the provisions of section (k)(2)(i)

THE UNDERSIGNED, being a designated principal of Waller Capital Securities, pursuant to SEC Rule 240.15c3-3, hereby affirms that the firm met the identified exemption provisions in 240.15c3-3(k)(2)(i) throughout the most recent fiscal year, without exception.



Kenneth R. George, CFO/FINop
Waller Capital Securities, LLC
February 10, 2017